Exhibit 99.1
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	March 31,	June 30,
	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	405,995	760,544
Restricted cash	179,134	180,369
Inventories	242,690	269,705
Accounts receivable — Investee companies of GSF	104,940	108,410
Accounts receivable — Others	160,414	183,735
Value-added tax recoverable	87,099	78,433
Advances to suppliers	70,513	53,824
Other current assets	255,477	200,790

Total current assets	1,506,262	1,835,810

Property, plant and equipment, net	720,821	733,684
Intangible assets, net	163,619	165,221
Goodwill	80,930	83,566
Investments in affiliates	225,358	229,080
Long-term prepayments	195,346	181,992
Long-term loan to suppliers	56,150	55,882
Amount due from related parties	216,387	203,636
Other non-current assets	104,112	102,642

TOTAL ASSETS	3,268,985	3,591,513

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	791,706	806,833
Accounts payable	153,382	120,130
Convertible notes-current	239,341	214,781
Other current liabilities	228,893	178,607

Total current liabilities	1,413,322	1,320,351

Long-term bank borrowings	17,486	136,174
Convertible notes-non-current	446,964	453,746
Accrued warranty costs	43,025	45,630
Other long-term liabilities	119,861	115,435

Total liabilities	2,040,658	2,071,336

Total equity	1,228,327	1,520,177

TOTAL LIABILITIES AND EQUITY	3,268,985	3,591,513

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months
	ended	Three months	Three months
	June 30,	ended	ended
	2008	March 31,	June 30,
	As adjusted	2009	2009

Total net revenues	480,179	315,656	320,959
— Investee companies of GSF	—	100,547	15,298
— Others	480,179	215,109	305,661

Total cost of revenues	364,382	259,369	261,263

Gross profit	115,797	56,287	59,696

Selling expenses	14,751	11,401	11,501
General and administrative expenses	20,318	18,820	22,808
Research and development expenses	3,310	4,923	4,322

Total operating expenses	38,379	35,144	38,631

Income from operations	77,418	21,143	21,065

Interest expenses	(26,825)	(26,743)	(25,884)
Interest income	8,653	5,098	1,577
Foreign exchange gain/(loss)	2,493	(6,191)	17,530
Other (expense) income	(6,329)	12,567	(2,546)

Income before income taxes	55,410	5,874	11,742
Tax (provision)/benefit	(3,517)	78	168

Net income after taxes before noncontrolling interest and equity in earnings of affiliates	51,893	5,952	11,910
Equity in loss of affiliates	—	(3,874)	(2,293)

Net income	51,893	2,078	9,617
Add: Net loss (income) attributable to non-controlling interest	356	(292)	357

Net income attributable to holders of ordinary shares	52,249	1,786	9,974

Net income attributable to ordinary shareholders per share and per ADS:
— Basic	0.34	0.01	0.06
— Diluted	0.31	0.01	0.06

Shares and ADSs used in computation:

— Basic	153,935,960	155,881,265	164,483,191
— Diluted	185,244,933	156,794,603	172,611,156

Each ADS represents one ordinary share